January 28, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim

Re: Avigen, Inc. (“Avigen” or “the Company”)
Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
Filed by Biotechnology Value Fund, L.P. et. al. (the “BVF Group”)
File No. 000-28272

Dear Ms. Kim:

We acknowledge receipt of the letter of comment dated January 22, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with the members of the BVF Group and provide the following supplemental response on their behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Proxy Statement.  Our responses are numbered to correspond to your comments.

Schedule 14A

General

1.	Please revise the form of proxy to state in bold-face type that the proxy is being solicited on behalf of BVF Group. Refer to Rule 14a-4(a)(1)

The form of proxy has been revised to state in bold-face type that the proxy is being solicited on behalf of the BVF Group.  Please see the form of proxy.

2.
We note that this filing refers security holders to information expected to be contained in the company’s proxy statement for the annual meeting.  We presume that the participants intent to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations.  Please note that reliance on Rule 14a-5(c) before Avigen distributes the information to security holders would be inappropriate.  If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy statement.  Please advise us to the participant’s intent in this regard.

January 28, 2009

We acknowledge the Staff’s comment.  The participants intend to wait for the Company to disclose the information left blank in the proxy statement prior to mailing.  In the event it becomes necessary to mail the proxy statement before the Company discloses this information, the participants intend to mail the proxy statement and file additional definitive materials with the SEC disclosing this information promptly after the information has been made public by the Company.  The participants would also consider a means reasonably designed to disseminate this information by press release or a supplemental mailing to the Company’s shareholders.

3.	We note that the participants own 29.63% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

The proxy statement has been revised to include the information required by Item 405 of Regulation S-K.  Please see page 25 of the proxy statement.

4.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Also refrain from making any insupportable statements.  Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.  We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

•	On page 7: “Under the best case scenarios, the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders.”

•
On page 9: “…the suggestion that our Board and management contains some sort of ‘unique know-how and proven track record’ with respect to selling Avigen or pursuing acquisition opportunities is, we believe, far fetched and dangerous.”

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.  Please note that the above list is not intended to be exhaustive.

We acknowledge the Staff’s comment.  With respect to statement “Under the best case scenarios, the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders,” the BVF Group has clarified that such statement represents their belief.  Please see page _ of the proxy statement.  On a supplemental basis, we note that since Avigen stockholders would have the opportunity to convert their Avigen shares into MediciNova shares, if MediciNova is enormously successful post-transaction, stockholders would have extraordinary, uncapped returns.

January 28, 2009

With respect to the statement “… the suggestion that our Board and management contains some sort of ‘unique know-how and proven track record’ with respect to selling Avigen or pursuing acquisition opportunities is, we believe, far fetched and dangerous,” the BVF Group has clarified that such statement represents their belief.  Please see page 10 of the proxy statement.  In addition, we have provided supplemental evidence of the Board and management making the statement regarding their “unique know-how and proven track record.”  Supplementally, the BVF Group believes the Board’s and management’s record is extremely poor and does not in any way support this statement.  In 2005 Avigen sold for $12 million its unsuccessful gene therapy business in which the BVF Group believes the Company had invested over $150 million.  Then, after a two-year “process” to re-invent the Company by investing in whatever the current management team deemed compelling, in January 2006 management chose to acquire its next lead development candidate, AV650, because, in their own words, they “believed it was a low risk.”  After investing approximately $100 million in AV650, on October 21, 2008, Avigen announced the outright failure of its “low risk” bet on AV650, resulting in a collapse in the Company’s stock price.  The BVF Group believes these results, resulting in the waste of over $200 million, support their concerns regarding the dangers of leaving the Board in charge.

Background to Solicitation, page 4

5.
We note your statement in the second-to-last paragraph of page 5, that the nominees will take certain action including “…redeeming Avigen’s stockholder right’s plan, working to consummate the proposed transaction with MediciNova, and / or working to complete a distribution of Avigen’s assets.”  As you have no way to assure the future behavior of the participants, please revise this statement to indicate that the participants “plan” or “intend” to take the aforementioned action.

The proxy statement has been revised to indicate that the participants “plan” or “intend” to take the aforementioned action.  Please see page 5 of the proxy statement.

6.	In addition, please disclose whether shareholders will be afforded a separate opportunity to vote on this transaction if your nominees are elected.

The proxy statement has been revised to disclose that stockholders will not be afforded a separate opportunity to vote on this transaction if the Nominees are elected, unless required by law.  Please see page 14 of the proxy statement.

Proposal No. 1 – Removal of Existing Directors Serving on Avigen’s Board, page 6

7.
In the interest of balanced disclosure, please consider revising your discussion regarding the impact of poison pills to discuss the potential advantages of such measures in relation to takeover terms or share values.  In addition, please consider revising your discussion to indicate that commentators and corporate governance experts disagree on the propriety and utility of poison pills.

We acknowledge the Staff’s comment and have added the requested disclosure.  We note on a supplemental basis that the BVF Group does not believe there to be any significant advantages to poison pills for stockholders.

8.	Please further describe the “unique synergies” with MediciNova.

The proxy statement has been revised to further describe the “unique synergies” with MediciNova.  Please see page 9 of the proxy statement.

January 28, 2009

Proposal No. 3 – Proposal to Elect the Nominees, page 11

9.
We note that you may introduce substitute or additional nominees.  Please revise to address whether any advance notice provisions affect your ability to designate other nominees.  In addition, we note that the shares represented by the gold proxy card will be voted for any substitute nominees.  Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision.  Please advise us as to why you believe you are permitted to use these proxies for the election of the other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

The proxy statement has been revised to clarify that in the case the BVF Group is permitted to substitute a nominee, the BVF Group will file and deliver supplemental proxy materials disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act.  Please see page 17 of the proxy statement.

10.
Please revise to state the term of office for each director.  Refer to Item 401(a) of Regulation S-K and Item 7(b) of Schedule 14A.  In addition, we note that the board currently consists of six directors but that you have nominated only four nominees for the board.  Please advise us as to your plans regarding the other two board seats.

The proxy statement has been revised to state the term of office for each director and to disclose that if the Nominees are elected they intend to reduce the size of the Board to four directors.  Please see page 14 of the proxy statement.

11.	Please revise to state whether each nominee is independent. Refer to Item 407(a) of Regulation S-K and Item 7(c) of Schedule 14A.

The proxy statement has been revised to state that the Nominees are independent of the Company in accordance with Securities and Exchange Commission (“SEC”) and Nasdaq Stock Market rules on board independence.  Please see page 14 of the proxy statement.

12.
Please revise to describe Mr. Nodelman’s experience as a member of the board of directors for “several early stage start-ups.”  Please disclose the names of these entities and the periods for which Mr. Nodelman serves or served as director.

The proxy statement has been revised in accordance with this comment.  Please see page 15 of the proxy statement.

January 28, 2009

Incorporation by Reference, page 22

13.
Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information.  Please remove the disclaimer in this section.

The proxy statement has been revised in accordance with this comment.  Please see pages 26 and 27 of the proxy statement.

*     *     *     *     *

January 28, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,
/s/ Adam W. Finerman Adam W. Finerman, Esq.

Enclosure

cc:  Mark N. Lampert

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement filed by the undersigned on January 13, 2009 (the “Proxy Statement”), each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•
The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated: January 28, 2009

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.

By:	BVF Partners L.P., its investment manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

/s/ Mark N. Lampert
MARK N. LAMPERT

/s/ Mark N. Lampert
MARK N. LAMPERT As Attorney-In-Fact for Matthew D. Perry

/s/ Mark N. Lampert
MARK N. LAMPERT As Attorney-In-Fact for Oleg Nodelman

/s/ Mark N. Lampert
MARK N. LAMPERT As Attorney-In-Fact for Robert M. Coppedge